UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Tableau Software, Inc.

(Name of Subject Company)

Sausalito Acquisition Corp.

(Offeror)

salesforce.com, inc.

(Parent of Offeror)

(Names of Filing Persons)

CLASS A COMMON STOCK, $0.0001 PAR VALUE

CLASS B COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

Class A Common Stock – 87336U105

Class B Common Stock – None

(CUSIP Number of Class of Securities)

Amy Weaver, Esq.

President, Legal and Corporate Affairs,

General Counsel and Secretary

Salesforce Tower

415 Mission Street, 3rd Floor

San Francisco, California 94105

(415) 901-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew J. Nussbaum, Esq.

Edward J. Lee, Esq.

Raaj S. Narayan, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,911,573,375	$1,928,482.69***
*

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $164.60, the average of the high and low sales prices per share of Tableau Class A common stock on June 28, 2019, as reported by the New York Stock Exchange, and (ii) 96,668,125 (which represents the estimated maximum number of shares of Tableau Class A common stock and Tableau Class B common stock that may be exchanged in the offer and the subsequent merger described herein for the transaction consideration, including (x) shares underlying Tableau equity awards outstanding as of June 24, 2019, and (y) shares underlying Tableau equity awards that are expected to be granted between June 24, 2019 and the closing of the offer and the subsequent merger described herein in accordance with the merger agreement described herein). The Tableau Class B common stock is not publicly traded but converts, on a one-for-one basis, into Tableau Class A common stock at the election of the holder. Each share of Tableau Class B common stock validly tendered and not validly withdrawn pursuant to the offer described herein will automatically convert into one share of Tableau Class A common stock upon consummation of the offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001212 multiplied by the proposed maximum offering price.
***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,928,482.69	Filing Party: salesforce.com, inc.
Form or Registration No.: Form S-4 (333-232530)	Date Filed: July 3, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2019 (together with any amendments and supplements thereto, the “Schedule TO”), by salesforce.com, inc., a Delaware corporation (“Salesforce”), and Sausalito Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Salesforce (the “Offeror”). This Schedule TO relates to the offer by the Offeror to exchange for each outstanding share of Class A common stock of Tableau Software, Inc., a Delaware corporation (“Tableau”), par value $0.0001 per share (“Tableau Class A common stock”), and Class B common stock of Tableau, par value $0.0001 per share (“Tableau Class B common stock,” and together with “Tableau Class A common stock,” “Tableau common stock” and such shares of Tableau common stock, “Tableau shares”), validly tendered and not validly withdrawn in the offer, 1.103 shares of Salesforce common stock, par value $0.001 per share (which we refer to as “Salesforce common stock” and such shares of Salesforce common stock, “Salesforce shares”), together with cash in lieu of any fractional shares of Salesforce common stock, without interest and subject to reduction for applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated July 3, 2019 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Salesforce has filed with the SEC a Registration Statement on Form S-4 dated July 3, 2019, relating to the offer and sale of shares of Salesforce common stock to be issued to holders of shares of Tableau common stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Schedule TO. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Salesforce or the Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to Items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of June 9, 2019, by and among Salesforce, the Offeror and Tableau, a copy of which is attached as Exhibit (d)(1) to the Schedule TO, is incorporated into the Schedule TO by reference.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

Items 1, 4(a) and 11 of the Schedule TO are hereby amended and supplemented by adding the following information:

At 11:59 p.m., New York City time, on July 15, 2019, the waiting period applicable to the Offer and the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired.

Item 2.	Subject Company Information.

Item 11 of the Schedule TO is hereby amended and supplemented by replacing “87,372,720 shares” with “10,368,961 shares” in clause (ii) of the second paragraph of such section.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding a new subsection entitled “Certain Legal Matters” as follows:

Certain Legal Matters

Subsequent to the filing of the Schedule TO, three civil actions were filed challenging the adequacy of certain disclosures disseminated in connection with the proposed transaction. On July 10, 2019, Shiva Stein, a purported stockholder of Tableau, commenced an action in the United States District Court for the District of Delaware, captioned Stein v. Tableau Software, Inc. et al., Case No. 1:19-cv-01289, against Tableau and each of the current members of the Tableau Board (the “Stein complaint”). The Stein complaint, asserts claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act challenging the adequacy of certain public disclosures made in Tableau’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. On July 10, 2019, Marcy Curtis, a purported stockholder of Tableau, commenced a putative class action in the United States District Court for the District of Delaware, captioned Curtis v. Tableau Software, Inc. et al., Case No. 1:19-cv-01290, against Tableau, each of the current members of the Tableau Board, Salesforce, and Offeror (the “Curtis complaint”). The Curtis complaint asserts claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act challenging the adequacy of certain public disclosures made in the Schedule 14D-9 concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or rescissory damages in the event it is consummated, declaratory relief, and the award of attorneys’ fees and expenses. On July 11, 2019, Cathy O’Brien, a purported stockholder of Tableau, commenced an action in the United States District Court for the Southern District of New York, captioned O’Brien v. Tableau Software, Inc., et al., Case No. 1:19-cv-06447, against Tableau and each of the current members of the Tableau Board (the “O’Brien complaint”). The O’Brien complaint asserts claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act challenging the adequacy of certain public disclosures made in the Schedule 14D-9 concerning the proposed transaction. The plaintiff seeks, among other things, an injunction preventing consummation of the proposed transaction, rescission of the proposed transaction or rescissory damages in the event it is consummated, an accounting by defendants for all damages caused to the plaintiff, and the award of attorneys’ fees and expenses. The defendants believe the claims asserted in these civil actions are without merit.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2019

SAUSALITO ACQUISITION CORP.

By:	/s/ Sarah Dods
Name:	Sarah Dods
Title:	President

SALESFORCE.COM, INC.

By:	/s/ Mark J. Hawkins
Name:	Mark J. Hawkins
Title:	Chief Financial Officer